SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July, 2004

Commission File Number 001-14491

TELE CELULAR SUL PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

TELE CELLULAR SUL HOLDING COMPANY
(Translation of Registrant's name into English)

Rua Comendador Araújo, 299 - 3º Andar
80420-000 Curitiba. PR, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

Filer : Tele Celular Sul Participações S.A.

Proposed merger with Tele Nordeste Celular Participações S.A.

Registration No. 333-116330

Legend

In connection with this proposed transaction, Tele Celular Participações S.A. (TSU) has filed relevant materials with the SEC, including TSU’s registration statement containing a preliminary prospectus, which was filed on June 9, 2004. The definitive prospectus will be sent to holders of Tele Nordeste Celular Participações S.A.’s (TND) preferred shares and ADRs when it becomes available. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PRELIMINARY PROSPECTUS ON FILE WITH THE SEC, THE DEFINITIVE PROSPECTUS WHEN IT BECOMES AVAILABLE, AND ANY OTHER RELEVANT DOCUMENTS FILED BY TSU OR TND, BECAUSE THEY CONTAIN, OR WILL CONTAIN, IMPORTANT INFORMATION. Investors and security holders may obtain a free copy of the preliminary prospectus and the definitive prospectus (when it becomes available) and other documents filed by TSU and TND with the SEC for free at the SEC’s web site at www.sec.gov. The preliminary prospectus and the definitive prospectus (when it becomes available), and the other documents filed by TSU, may also be obtained free from TSU by calling + 55 41 9913-0426.

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.
Publicly-held Corporation – CNPJ/MF nº 02.558.156/0001-18 – NIRE nº 2630001109-3

TELE CELULAR SUL PARTICIPAÇÕES S.A.
Publicly-held Corporation – CNPJ/MF nº 02.558.115/0001-21 – NIRE nº 4130001760-3

MATERIAL FACT NOTICE

TELE NORDESTE CELULAR PARTICIPAÇÕES S.A. (“TND”) and TELE CELULAR SUL PARTICIPAÇÕES S.A. (“TSU”), both controlled by TIM BRASIL SERVIÇOS E PARTICIPAÇÕES S.A. (“TIM Brasil”), hereby, pursuant to the provisions in Law nr. 6,404/76, art. 157, § 4, and CVM Instruction nr. 358/02, as amended by CVM Instruction nr. 369/02 and also pursuant to CVM Instruction nr. 319/99, as amended by CVM Instruction nr. 320/99 and nr. 349/99, inform their shareholders, the market in general and any other interested parties, of the following Material fact:

1. Brief Summary and Current Corporate Structure. As informed through the Material Fact Announcement published on June 1, 2004, the Boards of Directors of TND and TSU (the “Companies”) authorized, on May 31, 2004, the execution of an Agreement of Merger, under which TND will be merged into TSU. At that time, the Boards of Directors analysed the report containing an economic appraisal of the Companies (pursuant to item 13 of this Material fact announcement), based on which the administrators of the Companies established the exchange ratios of TND shares for TSU shares. Pursuant to Art. 45 of Law 6404/76, balance sheets of TND and of TSU were prepared on the basis date June 30, 2004. Such balance sheets have been audited and, based on them, the following valuations of TND and TSU were made: a book value appraisal and a book value adjusted to market appraisal. The information obtained from such appraisal reports enabled the preparation of the final version of the Agreement of Merger and of this Material Fact Announcement, containing the final conditions of the transaction. The aforementioned documents were reviewed by the Boards of Directors of the Companies during meetings held on July 19, 2004. Besides authorizing the execution of the final version of the Agreement of Merger, the Boards of Directors of the Companies, on the same occasion, authorized: (i) the calling of a Special Shareholders’ Meetings of the Companies to decide on, among other issues, the merger of TND into TSU, and (ii) the publication of this Material Fact Announcement. The current corporate structure (i.e. before the intended merger) is as follows:

2. The Intended Transaction. TSU intends to absorb TND by means of a merger. As a consequence thereof and after the fulfillment of all conditions herein mentioned, (i) TND shall cease to exist and its shareholders shall receive shares of TSU and (ii) TIM Nordeste Telecomunicações S.A. (“TIM Nordeste”), which is currently controlled by TND, shall then be controlled by TSU, jointly with the other currently controlled company of TSU, TIM Sul S.A. (“TIM Sul”). No impact on the activities of the operating companies of TIM Nordeste and TIM Sul is expected as a result of the transaction.

3. Reasons for Transaction. The merger at hand aims, mainly, at concentrating the liquidity of the shares issued by TND and TSU, and reducing the administrative costs required to maintain the two companies’ separate corporate structures.

4. Benefits of the Transaction. It is expected that the transaction at hand shall generate, basically, the following benefits: (i) increase the liquidity of the securities of the surviving entity; (ii) turn two regional companies (TND in the North East and TSU in the South) into one national holding company; and (iii) enable the reduction of the administrative costs required to maintain two distinct legal structures, such as publications, registrations, preparation and auditing of financial statements, book-entry shares services, and maintenance of separate administration bodies.

5. Costs of the Transaction. The budget for the cost of the transaction described in this Material fact announcement is approximately R$ 11,000,000.00 (eleven million reais), including legal fees, appraisal services, corporate publications, registrations, travel costs and auditing costs.

6. Prior Corporate and Business Documents. As indicated in item 1 above, the Companies held Board of Directors’ Meetings on May 31, 2004. On the same date, the preliminary version of the Agreement of Merger was executed. After completion of the appraisals and valuations mentioned in items 14 and 15 below, the Boards of Directors of the Companies held meetings on July 19, 2004, on which date the final version of the Agreement of Merger was signed by the officers of the Companies. Likewise and on the same date, the Audit Committees of the Companies issued an opinion in favor of the transaction.

7. Capital Increase and Assignment of Shares to Shareholders of the Merged Entity (TND). As a result of the captioned merger, the capital stock of the Surviving Entity will be increased by R$ 428,237,919.90 (four hundred twenty eight million two hundred thirty seven thousand nine hundred nineteen Reais and ninety cents), represented by 127,594,750,755 (one hundred twenty seven billion five hundred ninety four million seven hundred fifty thousand and seven hundred fifty five) common shares and 211,151,865,759 (two hundred and eleven billion one hundred fifty one million eight hundred sixty five thousand and seven hundred fifty nine) preferred shares of TSU. The Companies have only one class of common and preferred shares. The shareholders of TND shall be entitled to receive the following amount of shares:

TND SHAREHOLDER	TYPE AND NUMBER OF TSU SHARES TO BE RECEIVED BY TND SHAREHOLDERS BY VIRTUE OF THE MERGER
COMMON SHAREHOLDERS	127,594,750,755 COMMON SHARES
PREFERRED SHAREHOLDERS	211,151,865,760 PREFERRED SHARES

8. Capital Stock of TSU, following transaction, as regards Types and Classes of Shares. Following the transaction, TSU’s capital stock, as regards types and classes of shares, shall be:

Type/Class of TSU Shares	Amount	Percentage of capital stock
Common	264,793,443,731	37.7%
Preferred	437,711,795,252	62.3%

9. Exchange Ratios. As informed in item 4 of the Material Fact Announcement published on June 1, 2004, each shareholder and each ADS holder of TND shall be entitled to the following amount of shares and ADS of TSU, respectively:

SHARE/ADS HOLDER OF TND SHARES/ADSs	TYPE AND NUMBER OF TSU SHARES / ADSs TO BE RECEIVED (PER SHARE / ADS OF TND)
1 (one) common share of TND	0.9261 COMMON SHARE
1 (one) preferred share of TND	0.9261 PREFERRED SHARE
1 (one) ADS of TND	1.8522 ADS[1]
[1]

The exchange ratios for the TND preferred shares and ADSs are different because the ADS exchange ratio takes into account the difference in the ratio of ADSs to preferred shares under TND’s ADS program, where each ADS represents 20,000 preferred shares, and TSU’s ADS program, where each ADS represents 10,000 preferred shares.

The exchange ratios presented in the table above are based on an economic valuation based, in turn, on the discounted cash flow of the Companies, as detailed in item 13 below.

10. No Changes in Equity or Political Rights. The common shares of TSU have the same equity and political rights as those of TND. Similarly, the rights of the preferred shares of TSU are the same as those of the preferred shares of TND. The shares held by the controlling shareholder of both Companies (TIM Brasil) have the same equity and political rights as the shares held by the other shareholders.

11. Treatment of Fractions of TSU Shares. The shareholders of TND that do not hold the minimum number of shares required to receive at least one share of TSU, shall have the right to become shareholders of TSU, the entity that will succeed TND, provided that their intention to become a shareholder is notified to TSU in writing, within 30 (thirty) days from the publication of the minutes of the Special Shareholders’Meeting of the Surviving Entity that approves the transaction. As to all other shareholders of the TND, the share fractions will be grouped and sold at the São Paulo Stock Exchange (“Bovespa”), at market prices, and the net proceeds raised will be paid proportionately to the holdings of said shareholders within 90 (ninety) days, counting from the publication of the minutes of the Special Shareholders’ Meeting of TSU that approves the transaction.

12. Treatment of Fractions of TSU ADSs. The holders of TND ADSs shall have their number of ADSs multiplied by 1.8522 for purposes of the exchange of ADSs. In the event the product of the multiplication is not a round number, the amount of TSU ADSs to be received shall be rounded down. The depositary of the ADSs (JPMorgan Chase Bank) shall adopt the following procedure as regards fractions of ADSs: (1) group the fractions of ADSs and sell them directly or through third parties in the U.S. open market, and (2) following the exchange of TND ADSs by TSU ADSs, send to the ADS holder, or his broker or custodian, a check for the amount of the proceeds of the sale in the U.S. open market of the fractions grouped.

13. Valuation Based on Economic Value. The Merged Entity and the Surviving Entity were appraised by Banco ABN-AMRO Real S.A., a financial institution with head office at Av. Paulista, 1374, 16º andar, Centro, São Paulo, SP, registered with CNPJ/MF Corporate Taxpayer Roll under nº 33.066.408/0001-15, especially engaged therefore, which presented the valuation reports for purposes of deliberation by the Boards of Directors of the Companies on May 31, 2004. The Merged Entity and the Surviving Entity were appraised based on net financial positions, audited on the same basis date (March 31, 2004), at economic value, through the present value discounted cash flow method. The value of the net indebtedness used in the Appraisal of TND included the payment of R$31.5 million, perfected on April 8, 2004, regarding the exercise of withdrawal rights by the minority shareholders of Teleceará Celular S.A., Telepisa Celular S.A., Telern Celular S.A., Telpa Celular S.A. and Telasa Celular S.A, related to their merger into Telpe Celular S.A. (currently named TIM Nordeste). Those appraisals resulted in a range of amounts of equity value, employing a variation of the discount rate and a variation of the cash flow growth rate on a perpetuity basis. The average point of the aforementioned range of amounts is listed in the following table:

COMPANY	AVERAGE POINT OF THE RANGE IN ECONOMIC VALUE ON 03/31/04 (in thousands of R$)	ECONOMIC VALUE PER SHARE ON 03/31/04 (in R$)
TND	R$2,456,095	R$ 0.0068364
TSU	R$2,631,349	R$ 0.0073815

There is no evidence or indication of any material event that may or might have relevant impact on the economic, financial and/or operational conditions of TND and/or TSU between the projection date of the economic appraisal (March 31, 2004) and the present date, that would justify an alteration on the appraisal results indicated above.

14. Appraisal at Book Value. The appraisal based on book value was be prepared by ACAL Consultoria e Auditoria S.S. (“ACAL”), a company with head office at Av. Rio Branco, 181, 18º andar – Centro, Rio de Janeiro, RJ, registered with CNPJ/MF Corporate Taxpayer Roll under nº 28.005.734/0001-81, especially engaged therefore, which has presented the reports that shall be kept at TSU’s headquarters, under which the Merged Entity and the Surviving Entity have been appraised, on the same basis date (June 30, 2004), based on their book value, through the analysis of the financial statements of the Merged Entity and the Surviving Entity. The net worth accounts of TND (including, but not limited to, the special premium reserve and the profit reserves) shall be transferred to the book value of TSU. The credits generated by the capitalization of the special premium reserves of TIM Nordeste to which the Merged Entity is entitled shall be transferred to TSU by operation of the legal principle of succession applied to the merger. TSU shall succeed TND’s obligations to capitalize such reserves, as established in prior agreements of merger and spin-off. Any net worth variations occurring after the basis date of the Balance Sheet of TND (June 30, 2004) shall be accounted for by TND and, once the merger is executed, TSU shall absorb any such changes in equity into its accounting books. The table below shows the results of such appraisal:

COMPANY	BOOK VALUE ON 06/30/04 (in thousands of R$)	BOOK VALUE PER SHARE ON 06/30/04
TND	R$955,105	R$0.002611163
TSU	R$977,452	R$0.002687090

15. Appraisal Based on Book Value Adjusted to Market. Pursuant to article 264 of Law 6404/76, the appraisal based on book value adjusted to market was conducted by ACAL, especially engaged therefore. The Companies were appraised on the basis of their book value adjusted to market through the analysis of financial statements prepared and audited on the basis date June 30, 2004. The result of such appraisal is laid out below:

COMPANY	BOOK VALUE ADJUSTED TO MARKET ON 6/30/04 (in thousands of R$)	BOOK VALUE ADJUSTED TO MARKET PER SHARE ON 6/30/04
TND	R$829,792	R$0.002268570
TSU	R$818,905	R$0.002251232

16. Criterion used for establishing Exchange Ratios. The exchange ratios listed on the table of item 9 above and column 4 of item 22 below were established based on the average point of the range of values resulting from the economic valuation conducted by ABN AMRO, which was prepared under the discounted cash flow method on both Companies, on the basis date March 31, 2004. The management of the Companies understood that the most equitable exchange ratios would be obtained through the economic value.

17. Equitable Conditions/Fairness Opinion. The transaction at hand is deemed to offer equitable conditions because the exchange ratios of shares of the merged entity (TND) for the shares of the surviving entity (TSU) fall within the range of economic value proposed by ABN AMRO, who also attested that the exchange ratio chosen for this transaction is equitable for TND and for TSU. Additionally, Morgan Stanley & Co. Incorporated, an entity with headquarters New York, NY, U.S.A., issued an opinion, on July 12, 2004 that the total amount of shares to be issued by TSU and assigned to TND shareholders, as calculated through the application of the exchange ratios referred to in item 9 above, is fair to the shareholders of TND, from a financial standpoint.

18. No Conflict of Interests. The financial institution engaged for the appraisal based on the discounted cash flow method, ABN AMRO, the entity engaged for the appraisal of the net worth at book value and book value adjusted to market, ACAL, and the entity engaged to issue a fairness opinion, Morgan Stanley, declared that no conflict of interests exists that may hinder their independence, necessary for the fulfillment of their engagement in connection with the transaction. ABN AMRO, ACAL and Morgan Stanley further declared that neither the Companies, nor their administrators or controlling shareholders (i) interfered or imposed limitations, in any way, on their ability to obtain the necessary information for the preparation of their analysis or opinions, as the case may be, (ii) determined or restricted their ability to determine the methodologies used to attain the conclusions presented in such analysis and opinions, or (iii) determined or restricted their ability to determine the conclusions presented by them.

19. Equity and Political Rights of the Controlling Shareholder and of the Other Shareholders Before and After the Transaction. The common and preferred shares belonging to TIM Brasil, the controlling shareholder of TND and TSU, shall not be modified in their equity and political rights. The common and preferred shares of the other shareholders of the merged entity (TND) shall not have their rights modified either, since they shall receive common and preferred shares of TSU, all of which have equal rights as the common and preferred shares of TND.

20. Shares to be received by Preferred Shareholders of the Merged Entity (TND). The preferred shareholders of TND shall receive preferred shares of TSU, all of which have the same political and equity rights as the shares of the merged entity (TND).

21. Withdrawal Right. The merger will grant withdrawal right to the common shareholders of the Merged Entity (TND) who (a) dissent on the deliberation relating to the merger (dissenting shareholders are those who vote against the merger, abstain from voting or who do not show at the Special Shareholders’ Meeting convened to deliberate on the merger) and (b) were the titleholders of common shares of TND on June 1, 2004, date of publication of the first Material fact announcement on the transaction at hand (paragraph 1, art. 137 of Law 6404/76). As informed in item 7 of the Material fact announcement published on June 1, 2004, the preferred shareholders of TND shall not be entitled to withdrawal right because (i) the TND preferred shares are part of the portfolio used in the calculation of the Bovespa index; and (ii) over 50% (fifty percent) of the preferred shares of TND are in the market, that is to say, are not held by the controlling shareholder of TND or persons related thereto, therefore fulfilling the requirements of liquidity and dispersal (letters “a” and “b” of item II of art. 137 of Law 6404/76). The common and preferred shareholders of TSU (surviving entity) shall not be entitled to withdrawal right because only the shareholders of the merged entity are entitled to such right. As established by paragraph 3 of art. 264 of Law 6404/76, the dissenting common shareholders of TND may choose to exercise their withdrawal right either based on book value at market prices (column “2” of item 22 below) or on book value (column “5” of item 22 below), which have been determined based on the financial statements of the merged entity (TND) prepared and audited on the basis date June 30, 2004, as described in items 14 and 15 above. The application/exercise of the right to withdraw by the common shareholders of TND may be effected within up to 30 (thirty) days after the date of publication of the minutes of the Special Shareholders’ Meeting that approves the merger contemplated in this Material fact announcement. The intention to exercise the right to withdraw must be notified through a form, which shall be filed at any branch of ABN AMRO, custodian of the shares issued by the merged entity (TND) and by the surviving entity (TSU). Any questions regarding such procedure shall be directed to the Management of Third Party Shareholders of ABN AMRO, located at Av. Brigadeiro Luis António n°2020, 6th floor, Bela Vista, São Paulo, Estado de São Paulo, or through the telephone number (11) 2192-2411.

22. Exchange Ratio and Calculation of Exchange Ratio based on Book Value Adjusted to Market Prices of the merged entity (TND) and of the surviving entity (TSU), for purposes of the Comparison established by art. 264 of Law 6404/76 and Reimbursement Value based on Book Value. Because this transaction will be effected between companies controlled by the same parent, which entails the applicability of art. 264 of Law nº 6404/76, ACAL ascertained the following book values at market prices of the Merged Entity and the Surviving Entity on June 30, 2004:

Company	Book Value Adjusted to Market Prices per Share (in R$)	Exchange ratio calculated based on Book Value Adjusted to Market Prices – Art. 264 – Law 6404/76)	Exchange ratio proposed based on economic value	Reimbursement Value per Share calculated based on Book Value of Merged Entity (TND)
(1)	(2)	(3)	(4)	(in R$) (5)
TND	R$0.002268570	1.0077	0.9261	R$0.002611163
TSU	R$0.002251232	Xxxxxxxxxxxxx	Xxxxxxxx	Xxxxxxxxxxxxx

Pursuant to the provisions of §3 of art. 264 of Law 6404/76, if the exchange ratio calculated based on book value adjusted to market values (column “3” above) is more advantageous than the exchange ratio offered (column “4” above), the common shareholders of the merged entity who dissent on the deliberation relating to the merger may choose to exercise their right to withdraw, based on either the book value adjusted to market values or the book value. Therefore, according to the provisions of Paragraph 3 of art. 264 of Law 6404/76, since the exchange ratio set forth in column “3” above is more advantageous than the exchange ratio set forth in column “4” above, the common shareholders of TND who dissent on the deliberation relating to the merger shall have the option of exercising their right to withdraw, based on the book value adjusted to market of the merged entity (column “2” above) or based on the book value of the merged entity (column “5” above), provided that it will be credited to the dissenting shareholders the higher amount, as set forth in column “5” above.

23. Reconsideration/Cancellation of Transaction. As provided for in paragraph 3 of Art. 137 of Law 6404/76, if the total value of the reimbursement payments to dissident shareholders compromises the financial stability of TSU, its management may call a new Special Shareholders’ Meeting of the Surviving Entity, within 10 (ten) days of the deadline for exercise of the withdrawal right, for the sole purpose of confirming or reconsidering the resolution that approved the merger that is the subject of this Material fact announcement.

24. Unaccounted for Liabilities to be assumed by TSU in its capacity of succeeding entity of TND. The management of TSU is not aware of any liability or material contingency unaccounted for by the Merged Entity (TND) that may cause an adverse impact on the net worth or on the activities of TSU after the perfection of the merger and the assumption of such liabilities by the Surviving Entity.

25. Amendments to By-Laws. As a result of the merger, art. 5 of the By-Laws of TSU shall be amended to reflect the new value and compasition of the capital stock. Additionally, arts. 1 and 6 of TSU’s By-Laws shall be amended to reflect its new denomination: TIM Participações S.A., as well as the new threshold of the Company’s authorized capital stock, which shall be 1,400,000,000,000 shares, common or preferred.

26. Participation in Profits as of the Fiscal Year 2004. The shares issued by the Surviving Entity (TSU) as a result of the merger, jointly with the preexisting shares issued by the Surviving Entity (TSU), shall be entitled to all the dividends referring to the profits generated as of January 1, 2004, except as regards dividends to be paid from the “special dividends reserve”, transferred from TND to TSU, to which only the shareholders who held shares of the Merged Entity (TND) on April 5, 2002 will be entitled.

27. Review of Transaction by Regulatory Agencies. The present transaction has been submitted to prior registration before the U.S. securities regulatory agency, the Securities and Exchange Commision (“SEC”). This transaction has also been presented to the Brazilian Telecommunications Agency (“ANATEL”), for regulatory purposes. Because it consists of a merger between entities controlled by the same parent, this transaction is not subject to approval by the anti-trust agency, Conselho Administrativo de Defesa Econômica – CADE.

28. Stock Option Programs. Upon implementation of the merger, the Board of Directors of TSU shall decide, in due course, on adjustments to be made on TSU and TND employers and managers stock option programs. Such stock option programs were approved at the General Shareholders’ Meetings of TSU and TND held on May 2, 2001 and May 4, 2001, respectively, aiming at assuring purpose and basis of such programs, pursuant to section 8.4 of their regulations.

29. Availability of Documents of Transaction. The documents relating to the transaction at hand shall be available to the shareholders of the Companies for consultation, from Monday to Friday, from 9:00 a.m. through 5:00 p.m., at the headquarters of TND and TSU, indicated below:

COMPANY	ADDRESS
TELE NORDESTE PARTICIPAÇÕES S.A.	Av. Ayrton Senna da Silva nº 1.633, Jaboatão dos Guararapes, Pernambuco
TELE CELULAR SUL PARTICIPAÇÕES S.A.	Rua Comendador Araújo nº 299, 3º andar, Curitiba, Paraná

30. Conditions to which Transaction is Subject. The main conditions for perfection of the transaction are: (i) the declaration by the SEC that the F-4 form is effective; and (ii) the approval of the transaction by the majority of the voting capital of TND and TSU at Special Shareholders’ Meetings. The Special Shareholders’ Meetings of TND and TSU shall be called for August 19, 2004, at 10:00 a.m and 2:00 p.m. respectively. In the event of insufficient quorum the Meetings shall be held, on second call, on August 30, 2004, in which case a proper call notice shall be published. The first publication of the first calls for Special Shareholders’ Meetings of TSU and TND shall occur on the same date of the publication of this Material fact announcement.

Jaboatão dos Guararapes and Curitiba, July 19, 2004.

Walmir Urbano Kesseli
Director of Investor Relations
TELE NORDESTE CELULAR PARTICIPAÇÕES S.A.

Paulo Roberto Cruz Cozza
Director of Investor Relations
TELE CELULAR SUL PARTICIPAÇÕES S.A.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELE CELULAR SUL PARTICIPACTES, S.A.

Date: July 19, 2004	By:	/s/ Paulo Roberto Cruz Cozza
Name: Paulo Roberto Cruz Cozza
Title: Chief Financial Officer